Exhibit 99.2

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
MANAGEMENT DISCUSSION AND ANALYSIS

For The Interim Period Ended June 30, 2013

This Management Discussion and Analysis of Entourage Mining Ltd. (the “Company”) provides analysis of the Company’s financial results for the interim period ended June 30, 2013. The following information should be read in conjunction with the accompanying interim financial statements and related notes.

1.1	Date of Report

The following Management Discussion and Analysis (“MD&A”) for Entourage Mining Ltd. (“Entourage” or the “Company”) is prepared as of July 31, 2013 and should be read in conjunction with the interim financial statements and related notes for the three and six month periods ended June 30, 2013. Except as noted, all dollar amounts contained in this management discussion and analysis and in the interim financial statements are in Canadian dollars.

Forward-Looking Statements

This MD&A contains certain information that may be deemed “forward-looking information”. All information in this MD&A, other than information of historical fact, that address exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking information. Forward looking information is information that is not historical fact and is generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking information, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. The Company believes the expectations expressed in such forward-looking information are based on reasonable assumptions, limited to a period for which the information can be reasonably estimated and pursuant to the accounting policies. Such information is not a guarantee of future performance and actual results may differ materially from those in the forward-looking information. Forward-looking information is based upon current metal prices, availability of financing and general market conditions. Factors that could cause the actual results to differ materially from those in forward-looking information include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such information is not a guarantee of future performance and actual results or developments may differ materially from those projected in the forward-looking information.

Management’s Responsibility for Financial Statements

The information provided in this MD&A, including the interim financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of the future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

1.2	Nature of Business and Overall Performance

Entourage Mining Ltd. was originally incorporated under the name, Entourage Holdings Ltd., pursuant to the Company Act (British Columbia) on June 16, 1995. On June 25, 1996, we changed our name to Entourage Mining Ltd. On February 18, 1998, we became a reporting Issuer as defined under the Securities Act of the Province of British Columbia in British Columbia, Canada.

The Company’s shares have been publicly traded since February 2nd, 2004 when the Company was called for trading on the Over-The-Counter Bulletin Board in the United States. The Company is a reporting issuer in both the United States and in British Columbia.

We are a natural resource company engaged in the acquisition and exploration of natural resource properties. We commenced operations in 1996 and acquired:

  An unencumbered 65% interest in 47 prospective uranium claim blocks in Costebelle Township known as the Doran property in eastern Quebec, the Company has allowed certain claims to lapse and at December 31, 2012 held a total of 18 claims. During the period ended June 30, 2013 a further 15 claims have lapsed to leave a total of 3 claims in good standing.

and we intend to seek and acquire additional properties worthy of exploration and development.

Entourage is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of the properties, and further exploration will be required before a final evaluation as to the economic and legal feasibility of all of our claims is determined.

Effective March 6, 2009 the Company's completed a reverse split of its shares of common shares at a ratio of one new share for every ten old shares held. The capitalization of 100,000,000 common shares with no par value remains the same after the reverse stock split; during the year ended December 31, 2010, shareholders of the Company approved the change of its authorized share capital to unlimited. The Company trades on the Over-The-Counter Bulletin Board under the symbol ENMGF.

Highlights:

During the interim period ended June 30, 2013, the Company completed the following:

- continued to search for acceptable financing to allow it to continue on a going-concern basis.

On June 27, 2013, the Company entered in a loan agreement with a non-related party in the amount of $40,000 which is unsecured, bears interest at 0.5% per annum compounded annually and is due on demand within 15 days written notice.

It is with great sadness that the Company announces the passing of one of its founding directors, Gregory Francis Kennedy. He was a respected contributor to our Board and Management, and will be greatly missed.

The board of directors has been in preliminary discussions with several parties interested in taking over control of the company. A news release will be issued if any proposals are executed.

The interim financial statements have been prepared assuming the Company will continue on a going-concern basis. The ability of the Company to continue as a going-concern depends upon its ability to raise adequate financing and to develop profitable operations to continue. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, and other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. The Company will periodically have to raise funds to continue operations and, although it has been successful in doing so in the past, there is no assurance it will be able to do so in the future.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in the interim financial statements.

Mineral Project

The Doran Uranium Prospect (Quebec)

Doran Uranium Property Description

The Doran Uranium property consisted of 47-contiguous mineral claims (polygons) covering approximately 2,473 hectares in the Baie Johan Beetz area of Costebelle Township, Quebec. During the year ended December 31, 2012, the Company has allowed certain claims to lapse and at year end held a total of 18 claims. During the period ended June 30, 2013 a further 15 claims have lapsed to leave 3 claims in good standing.

The Doran property is located in the southeastern part of Quebec, along the north shore of the Gulf of St. Lawrence, and about 25 kilometres west of Aguanish, approximately 109 kilometres east of Havre St. Pierre. The property extends inland from the Gulf of St Lawrence a distance of approximately 10 kilometres to the north. Locally this area is known as “Moyenne Cote Nord” or middle coast north of the St. Lawrence Seaway.

The property is situated within the Costebelle Township, NTS map sheet 12 L/08. Access to the property is by daily scheduled flights to Natashquan-Aguanish, then by car from Aguanish to the Pashshibou River and to the southern part of the property.

The topography of the property for the most part is rolling hills having a maximum relief of 100 metres with elevation ranging from sea level to 100 metres. All mineralized areas of interest are located comfortably above sea and river levels.

The climate of the property area is characterized by long winters, generally extending from late October until mid-April.

Doran Uranium Property Agreements

By agreement dated March 15, 2005, the Company obtained an option to acquire a 100% interest in 44 claim blocks prospective for uranium situated in Costebelle Township in eastern Quebec (the “Doran Property”) in exchange for cash payments of $220,000, the issuance of 75,000 common shares and expenditures of $1,000,000 on the Doran Property over three years, as follows:

a.	$35,000 and 12,500 common shares within ten business days of the date of approval of the agreement (paid and issued);
b.	$35,000 and 12,500 common shares on or before March 15, 2006 (paid and issued); and expending $200,000 on or before March 15, 2006 (incurred);
c.	$75,000 and 25,000 common shares on or before March 15, 2007 (paid and issued); and expending $300,000 on or before March 15, 2007 (incurred by Abbastar Holdings Inc. (“Abbastar”) – see below); and
d.

$75,000 (paid in 2008 by Abbastar – see below) and 25,000 common shares on or before March 15, 2008 (issued); and expend an additional $500,000 on or before March 15, 2008 (incurred by Abbastar – see below).

All the above terms have been met and the Company earned 100% interest of the property.

The property interest is subject to a 2.5% Net Smelter Return (NSR). The Company has the right to purchase up to three-fifths of the NSR, or 1.5%, for $1,750,000.

On February 13, 2007, the Company entered into an option agreement (the “Option”) with Abbastar Holdings Inc. (“Abbastar”), a TSX Venture Exchange listed company, whereby Abbastar may earn up to a 70% interest in the Doran Property by making a one time cash payment of $100,000 (received) to the Company and spending $5,000,000 on the Doran Property over 4 years (the Company retains the right to purchase the NSR on the Doran Property). The TSX Venture Exchange approved this transaction on May 30, 2007. The terms of the Option provide that Abbastar may earn its interest in the Doran property as follows:

- 20% interest by spending $500,000 on or before February 13, 2008 (incurred);
- 15% additional interest by expending an additional $1,000,000 on or before February 13, 2009 (incurred);
- 15% additional interest by expending an additional $1,500,000 on or before February 13, 2010; and
- 20% additional interest by expending an additional $2,000,000 on or before February 13, 2011.

As of June 30, 2013, Abbastar had earned a 35% interest in the Doran property but, has allowed the balance of their option to expire.

Competitive factors in the market for mineral resources

The Company is prospecting for uranium in Quebec. It is anticipated that uranium generated power will become more popular in the decades to come as rising oil prices and political strife in the world’s oil producing regions continue. In 2010, the annual sales volume of U3O8 reached 42.8 million pounds and production of uranium, if any, by the Company would have no significant effect on the price of uranium.

Applicable Regulations and Permits

On March 28th, 2012, Québec Environment minister Yves-François Blanchet announced that the Bureau d'audiences publiques sur l'environnement (BAPE) will hold public hearings on the uranium sector in Québec. These hearings are scheduled for the Fall of 2013 and will focus on the environmental and social impacts of exploration and mining of uranium in Québec. The Minister also indicated that no authorization certificates for uranium exploration or mining projects in Québec will be issued until the BAPE's independent study is completed and its report is issued.

Claim Status

All the option terms for the Doran Property have been met and the Company has earned 100% interest in the property subject to Abbastar’s interest. During the year ended December 31, 2012, the Company has allowed certain claims to lapse and at year end held a total of 18 claims. During the period ended June 30, 2013, a further 15 claims have lapsed to leave 3 claims in good standing.

Doran Uranium Project Exploration Activities

Exploration, including geological mapping, rock sampling, trenching and shallow drilling on the Doran Uranium Deposit resulted in the estimation of a historical uranium resource which requires verification to conform to Canadian NI 43-101 geological reporting standards. Before these standards were initiated, previous work on the property, done by Aguanish Uranium Inc., Noranda and Lacana Mining, was successful in locating and partially exposing several potential target areas, including the Doran East Centre target where three holes were drilled (1978) 14 feet apart with cores returning values of 6.4, 6.4 and 9.2 Lbs. Per ton uranium (U3O8).

We expended $245,591 in exploration work on the property in fiscal year 2005 and a National Instrument 43-101 compliant report by Eric Ostensoe (P.Geo.) was commissioned. In late February 2006, Mr. Ostensoe completed his report and the Company posted the report on SEDAR and EDGAR (March 9, 2006) as well as on our website. We spent $346,166 on drilling and exploration in fiscal 2006 and reported drill results on July 20, 2006. As well, in July 2006, the Government of Quebec reimbursed our company $57,745 as part of the Province’s mining exploration incentive program. This rebate was based upon our 2005 drilling exploration expenses. In April 2007, an updated NI 43-101 Technical Report was prepared by Michel Proulx, M.Sc., P. Geo and Michel Boilly, Ph.D., P.Geo, both Qualified Persons as that term is described in National Instrument 43-101, and this report was filed on SEDAR by Abbastar Holdings Ltd. on May 2, 2007.

To date, the Doran Showing, located at the south of Doran (drilled in 2006 and the fall of 2007) and the North East grid have both been successfully drilled in confirming the presence of a series of sub-parallel uranium bearing pegmatites.

In total, over 6,000 metres have been drilled on the Doran property by our company and Abbastar and we are encouraged that the goal of delineating a Rossing type (Namibia) uranium deposit may be realized.

The completion of the fall 2008 exploration program earned Abbastar an additional 15% interest in the property and has now earned a 35% interest in the Doran property but has allowed the balance of their option to expire.

For further information on the Doran Property, please refer to the 43-101 Technical Report dated October 10, 2010 located on our website at www.entouragemining.com.

Future Exploration and Development

The Company has deferred exploration activities on the Doran Property until the moratorium for uranium exploration or mining projects in Québec is removed.

1.3	Selected Annual Information

N/A

1.4A	Results of operations for the three month period ended June 30, 2013

During the three month period ended June 30, 2013, the Company reported net loss of $26,117 or $0.00 per share, as compared to a net loss of $26,388 or $0.00 per share for the three month period ended June 30, 2012. Expenses decreased from a loss of $26,388 in 2012 to a loss of $26,117 in the current period, a decrease of $271. This increase in expenses was mainly attributable to:

  Mineral property costs decreased from $nil for the three month period ended June 30, 2013 to a gain of $25,525 for the three month period ended June 30, 2012. This decrease was due to selling its interest in the Pires Gold Project in 2012.

1.4B	Results of operations for the six month period ended June 30, 2013

During the six month period ended June 30, 2013, the Company reported net loss of $53,443 or $0.00 per share, as compared to a net loss of $5,999 or $0.00 per share for the six month period ended June 30, 2012. Expenses increased from a loss of $7,114 in 2012 to a loss of $53,443 in the current period, an increase of $46,329. This increase in expenses was mainly attributable to:

  Mineral property costs decreased from nil for the six month period ended June 30, 2013 to a gain of $69,926 for the six month period ended June 30, 2012. This decrease was due to selling its interest in the Pires Gold Project in 2012.

  Office and sundry expenses decreased from $23,656 for the six month period ended June 30, 2012 to $8,452 for the six month period ended June 30, 2013, a decrease of $15,204. This decrease in office and sundry expense is mainly due to the lack of working capital in the Company.

  Professional fees decreased from $ $21,516 for the six month period ended June 30, 2012 to $5,014 for the six month period ended June 30, 2013, a decrease of $16,502. This decrease professional fees is mainly due to the use of legal services for the sale of the Pires Gold Project in 2012.

Overall, the Company’s operating expenses increased as compared to the prior period due to the sale of its Pires Gold Project that occurred during the period ended June 30, 2012. There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in the interim financial statements.

1.5	Summary of Quarterly Results

In Canadian dollars
	2013	2013	2012	2012	2012	2012	2011	2011
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net sales	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Loss/(Income) before other item	$26,117	$27,326	$43,211	$21,829	$26,388	$(19,274)	$70,654	$41,383
Net (Income)/Loss	$26,17	27,326	$23,211	$21,829	$26,388	$(20,389)	$(111,981)	$69,450
Net (Income)/Loss per share	$0.00	$0.00	$0.00	$0.00	$0.00	$(0.00)	$(0. 01)	$0.01

The Company’s financial statements are expressed in Canadian dollars and have been prepared in accordance with U.S. generally accepted accounting principles.

1.6	Liquidity

As of the date of this report, we have yet to generate any revenues from our business operations.

On June 30, 2013, the Company had $20,494 in cash compared to $1,764 on December 31, 2012. On June 30, 2013, the Company had a working capital deficiency of $264,604 compared to a working capital deficiency of $241,240 on December 31, 2012.

On June 27, 2013, the Company entered in a loan agreement with a non-related party in the amount of $40,000 which is unsecured, bears interest at 0.5% per annum compounded annually and is due on demand within 15 days written notice.

The Company anticipates it will require additional capital in the future to finance ongoing exploration of its properties and general and administrative expenses, such capital to be derived from the exercise of outstanding stock options and warrants and/or the completion of private placement financings. The Company may also seek short-term loans from directors of the Company. There can be no assurance the Company will be able to obtain required financing in the future on acceptable terms to the Company.

1.7	Capital Resources

Our auditors have issued a going concern opinion on our audited financial statements for the year ended December 31, 2012. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin extracting, processing and selling minerals. Accordingly, we must raise cash continuously from sources other than the sale of minerals found on the properties. That cash must be raised from other sources. Our only other source for cash at this time is investments by others in Entourage Mining Ltd. We must raise cash to implement our projects and stay in business. Even if we raise money, we do not know how long the money will last. The Company requires financial resources to fund its ongoing costs of operations.

Entourage has historically relied upon equity financings to satisfy its capital requirements and will continue to depend heavily upon equity capital to finance its activities. The Company has also received additional funds pursuant to property option receipts. There can be no assurance the Company will be able to obtain required financing in the future on acceptable terms to the Company.

The Company anticipates it will need additional capital in the future to finance ongoing exploration of its properties, such capital to be derived from the exercise of outstanding stock options and warrants and/or the completion of private placements. The Company may also seek short-term loans from directors of the Company.

1.8	Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9	Transactions with Related Parties

Amounts payable to related parties as of June 30, 2013 of $6,126 (December 31, 2012 - $6,126) are owing to directors, former directors, a company controlled by an officer and to a public company with former directors in common, for management fees, consulting fees and for expenses paid on behalf of the Company. The amounts are non-interest bearing, unsecured, and have no fixed terms of repayment.

During the period ended June 30, 2013, the Company incurred $30,000 (June 30, 2012 - $30,000; June 30, 2011 - $15,000) in management fees to its directors and officers. Effective April 1, 2012, the directors of the Company agreed to waive their management fees until the Company has the financial resources to extinguish their debt. In accordance with U.S. GAAP, the Company recorded $30,000 in management fees as an increase to additional paid-in capital.

During the period ended June 30, 2013, the Company incurred $2,000 (June 30, 2012 - $nil) in consulting fees to a director and former director of the Company.

During the period ended June 30, 2013, the Company advanced $nil (December 31, 2012 - $1,001) to a director of the Company for expenses to be incurred.

The above transactions have been recorded at their exchange amount being the amount of consideration established and agreed to by the related parties.

1.10	Second Quarter

Second quarter results do not differ significantly from other quarters.

1.11	Proposed Transactions

There are no pending transactions to report.

1.12	Critical Accounting Estimates

This section is not applicable, as the Company has no material accounting estimates. Material accounting estimates usually disclosed by resource issuers such as assumptions regarding depletion, resource and production values and capital write downs are not applicable to the Company as it is still at an exploration and development stage.

1.13	Changes in Accounting Policies including Initial Adoption

Future changes to accounting principles generally accepted in the United States (“GAAP”) as announced by the Financial Accounting Standards Board up to December 31, 2012 were discussed in the Company’s December 31, 2012 MD&A and will not be effective for the current year or will not have a significant effect in the Company’s financial reporting. U.S. GAAP changes announced in the Q2 of 2013 (if any) are not expected to have a significant effect on the Company’s financial reporting.

1.14	Financial Instruments and Risk Management

The Company’s financial instruments consist of cash, other receivable, accounts payable, loan payable and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of the Company’s current assets and current liabilities are estimated by management to approximate their carrying values based on the immediate or short-term maturity of these instruments.

Foreign Exchange Risk
The Company is subject to foreign exchange risk for purchases denominated in foreign currencies. The Company operates primarily in Canada and Brazil and is exposed to foreign currency risk due to the fluctuation between the currency in which the Company operates and the United States Dollar. Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the United States dollar.

Credit risk
The risk in cash accounts is managed through the use of a major financial institution which has high credit quality as determined by the rating agencies. As at June 30, 2013, the Company does not have significant concentrations of credit exposure.

Interest rate risk
The Company has no significant exposure to interest rate fluctuation risk.

1.15	Other MD & A Requirements

Disclosure of Outstanding Share Capital

			Additional
	Number		Paid In
	of Shares	Amount	Capital

Authorized
Unlimited common shares, without par value

Issued
Balance, December 31, 2011	10,368,103	$13,321,807	$3,263,866
Issued for mineral properties	300,000	15,000	-
Issued for private placement	3,074,120	153,706	-
Recognition of management fees waived	-	-	45,000

Balance, December 31, 2012	13,742,223	$13,490,513	$3,308,866
Recognition of management fees waived	-	-	30,000

Balance, June 30, 2013 and July 31, 2013	13,742,223	$13,490,513	$3,338,866

On March 30, 2012, the Company agreed to purchase the 10% interest earned by Ansell Capital in the Pires Gold Project for $10,000 cash (accrued) and the issuance of 300,000 shares from treasury (issued) with a fair value of $15,000.

On April 13, 2012, the Company announced that it closed a private placement of 3,074,120 units at a price of $0.05 per Unit for gross proceeds of $153,706. Each Unit consisted of one common share of the Company (a “Share”) and one-half share purchase warrant exercisable on or before April 13, 2013 at a price of $0.10 per Share and on or before April 13, 2014 at a price of $0.15.

During the year ended December 31, 2012, the Company recorded $45,000 for management fees waived as an increase to additional paid in capital.

During the six month period ended June 30, 2013, the Company recorded $30,000 for management fees waived as an increase to contributed surplus.

Warrants

			Weighted
	Warrants	Weighted Average	Average
	Outstanding	Exercise Price	Life
Balance, December 31, 2010 and 2011	1,613,162	US $0.25	0.07
Issued during the year	1,537,060	$0.10/$0.15	1.00/2.00
Exercised during the year	-	-	-
Expired during the year	(1,613,162)	US $0.25	-
Balance, December 31, 2012	1,537,060	$0.10/$0.15	0.28/1.28
Exercised during the period	-	-	-
Balance, June 30, 2013 and July 31, 2013	1,537,060	$0.15	0.78

*On January 25, 2010, the expiry date of 1,613,162 warrants exercisable at US$0.25 was extended one year to January 25, 2012 with no other changes to the terms of the warrants. On January 25, 2012, 1,613,162 warrants expired unexercised.

Stock Options

In February 2004, the Company implemented a Stock Option Plan (“SOP”) for its officers, directors and employees to allow for up to 160,000 share purchase options to be granted at US $2.50 per share, for a period not to exceed five years. In November 2004, the SOP was amended to provide for the issuance of up to 220,000 incentive stock options to directors, officers, employees and non-investor relations consultants.

There are no options outstanding as at the date of this report, June 30, 2013 and the year ended December 31, 2012.

Other

The current directors and officers of the Company are:

Dr. Paul Shatzko, Chairman of the Board, President, CEO and Director
Mr. James A. Turner, Director
Mr. Pradeep Varshney, Chief Financial Officer

Website

The Company maintains a website at www.entouragemining.com which serves as an information source for its investors.

Entourage Mining Ltd.

“Paul Shatzko”

Paul Shatzko
Chairman and Director
July 31, 2013